UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

In connection with an annual general meeting of shareholders (the “2026 Annual General Meeting of Shareholders” or the “Meeting”) and a special meeting of the holders of Class A ordinary shares (the “Special Meeting of Class A Shareholders” or the “Class A Meeting”) of CCSC Technology International Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description

99.1	Notice and Proxy Statement of 2026 Annual General Meeting of Shareholders, dated August 14, 2026, to be mailed to the shareholders of the Company in connection with the 2026 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Annual General Meeting of Shareholders of the Company
99.3	Notice and Proxy Statement of Special Meeting of Class A Shareholders, dated August 14, 2026, to be mailed to the holders of Class A ordinary shares of the Company in connection with the Special Meeting of Class A Shareholders of the Company
99.4	Form of Proxy Card to be mailed to holders of Class A ordinary shares of the Company for use in connection with the Special Meeting of Class A Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2026

CCSC Technology International Holdings Limited

By:	/s/ Kung Lok Chiu
Name:	Kung Lok Chiu
Title:	Chief Executive Officer

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